UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
______________ SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)*
LUMBER LIQUIDATORS HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
55003T107
(CUSIP Number)
September 30, 2014
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[  ]            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55003T107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stockbridge Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	1,922,076†
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	1,922,076†
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,922,076†
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%*†
12.	TYPE OF REPORTING PERSON		IA

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2014, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

†	As of October 9, 2014. See Item 4.

CUSIP NO. 55003T107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stockbridge Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	1,461,370†
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	1,461,370†
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,461,370†
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.4%*†
12.	TYPE OF REPORTING PERSON		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2014, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

†	As of October 9, 2014. See Item 4.

CUSIP NO. 55003T107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stockbridge Absolute Return Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	4,917†
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	4,917†
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,917†
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		less than 0.1%*†
12.	TYPE OF REPORTING PERSON		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2014, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

†	As of October 9, 2014. See Item 4.

CUSIP NO. 55003T107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stockbridge Master Fund (OS), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	144,407†
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	144,407†
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		144,407†
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.5%*†
12.	TYPE OF REPORTING PERSON		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2014, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

†	As of October 9, 2014. See Item 4.

CUSIP NO. 55003T107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Berkshire Partners Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	1,922,076†
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	1,922,076†
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,922,076†
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%*†
12.	TYPE OF REPORTING PERSON		OO

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2014, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

†	As of October 9, 2014. See Item 4.

CUSIP NO. 55003T107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BPSP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [x]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	1,922,076†
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER	1,922,076†
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,922,076†
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		7.1%*†
12.	TYPE OF REPORTING PERSON		PN

*
Percentage calculations are based on the number of shares of Common Stock outstanding as of July 28, 2014, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

†	As of October 9, 2014. See Item 4.

CUSIP NO. 55003T107

Item 1(a).         Name of Issuer:

The Issuer’s name is Lumber Liquidators Holdings, Inc. (the “Company” or the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 3000 John Deere Road, Toano, VA 23168.

Item 2(a).	Name of Person Filing:

This Schedule 13G (this “Statement”) is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Stockbridge Fund, L.P. (f/k/a Stockbridge Special Situations Fund, L.P.) (“SF”), Stockbridge Absolute Return Fund, L.P. (“SARF”), Stockbridge Partners LLC (“SP”), Stockbridge Master Fund (OS), L.P. (“SOS”), BPSP, L.P., (“BPSP”) and Berkshire Partners Holdings LLC (“BPH”).

Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of SF, SARF and SOS. BPH, a Delaware limited liability company, is the general partner of BPSP, a Delaware limited partnership. BPSP is the managing member of SP, the registered investment adviser of SF, as well as the other investment funds or accounts holding shares of the Issuer for which SP serves as investment adviser.

The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Based on the foregoing and the relationships described herein, these entities may be deemed to constitute a “group” for purposes of Section 13(g)(3) of the Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The following address is the principal business offices of each of the Reporting Persons, SA: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.

Item 2(c).	Citizenship:

Each of SF, SARF, SP, SOS, BPSP and BPH is organized under the laws of the State of Delaware.

Item 2(d).	Title and Class of Securities:

The class of equity securities to which this Statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP Number to which this Statement relates is 55003T107.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

(a)           The responses of the Reporting Persons to Row (9) of the cover pages of this Statement are incorporated herein by reference. SA is the sole general partner of SF, SARF and SOS. SP, a registered investment adviser, is the investment adviser for SF, SARF and SOS as well as certain other accounts holding shares of the issuer. As the managing member of SP, BPSP may be deemed to beneficially own shares of Common Stock that are beneficially owned by SP. As the general partner of BPSP, BPH may be deemed to beneficially own shares of Common Stock that are beneficially owned by BPSP. However, BPSP and BPH disclaim beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that BPSP or BPH is, for the purpose of Section 13(d) of the Act, the beneficial owner of such shares held by SP.

(b)           The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference. As of October 9, 2014, the Reporting Persons beneficially owned in the aggregate 1,922,076 shares of Common Stock, representing approximately 7.1% of the shares of Common Stock outstanding (based on the number of shares outstanding as of July 28, 2014, as provided in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014). This Statement is being filed as a result of SF acquiring greater than a 5% beneficial interest in the Issuer and is being filed by SF, BPSP, BPH and SP, the registered investment adviser of SF, as well as the other investment funds or accounts holding shares of the Issuer for which SP serves as investment adviser.

(c)           The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The responses of the Reporting Persons to Items 2(a) and 4(a) are incorporated herein by reference. Under certain circumstances, partners, members or managed accounts of a Reporting Person, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

(c)           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 55003T107
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2014

STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its managing member
By:	Berkshire Partners Holdings LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

CUSIP NO. 55003T107

BERKSHIRE PARTNERS HOLDINGS LLC
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

BPSP, L.P.
By:	Berkshire Partners Holdings LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

CUSIP NO. 55003T107
Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement among Reporting Persons

CUSIP NO. 55003T107
EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, $0.001 par value per share, of Lumber Liquidators Holdings, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  The execution and filing of this agreement shall not be construed as an admission that the undersigned are a group, or have agreed to act as a group.

Dated: October 9, 2014

STOCKBRIDGE PARTNERS LLC
By:	BPSP, L.P., its managing member
By:	Berkshire Partners Holdings LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

STOCKBRIDGE ABSOLUTE RETURN FUND, L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

CUSIP NO. 55003T107

BERKSHIRE PARTNERS HOLDINGS LLC
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director

BPSP, L.P.
By:	Berkshire Partners Holdings LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director
STOCKBRIDGE MASTER FUND (OS), L.P.
By:	Stockbridge Associates LLC, its general partner
By:	/s/ Sharlyn C. Heslam
Name:	Sharlyn C. Heslam
Title	Managing Director